RECEIVED
2014 JUL 11 PM 1:06
SEC / TM

14041141

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corporate Finance Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24461 Ridge Route Drive, Suite A200
(No. and Street)

Laguna Hills	CA	92653
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter M. Heydenrych 949-305-6710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ Corbin & Company LLP
(Name – *if individual, state last, first, middle name*)

555 Anton Blvd., Suite 1000,	Costa Mesa,	CA	92626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TJ 7/18/14

7/17/14

OATH OR AFFIRMATION

I, Peter M. Heydenrych, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Finance Securities, Inc., as of February 25, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHERINE PATIENCE
COMM. #1953402
Notary Public - California
Orange County
My Comm. Expires Sep. 23, 2015
NR01

[Signature]
Signature

Chief Financial Officer/FINOP
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORPORATE FINANCE SECURITIES, INC.
SEC ID No. 8-67566

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

For The Year Ended December 31, 2013

with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

KMJ | Corbin & Company

Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Corporate Finance Securities, Inc.

We have audited the accompanying financial statements of Corporate Finance Securities, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporate Finance Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
March 3, 2014

ASSETS	December 31, 2013
Current assets:	
Cash and cash equivalents	$ 72,088
Other receivables	9,920
Prepaid expenses and other	16,092
Total current assets	98,100
Deferred tax asset	5,641
	$ 103,741
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	$ 24,480
Income tax payable	4,118
Total current liabilities	28,598
Commitments and contingencies	
Shareholders' equity:	
Series A convertible preferred stock, $0.01 par value; 15 shares authorized, no shares issued and outstanding	-
Series B convertible preferred stock, $0.01 par value; 15 shares authorized, 8 shares issued and outstanding (liquidation preference of $30,000)	-
Series C convertible preferred stock, $0.01 par value; 15 shares authorized, 4 shares issued and outstanding (liquidation preference of $12,000)	-
Series D convertible preferred stock, $0.01 par value; 15 shares authorized, 2 shares issued and outstanding (liquidation preference of $9,000)	-
Common stock, no par value; 100,000 shares authorized, 14,000 shares issued and outstanding	13,000
Additional paid-in capital	54,750
Retained earnings	7,393
Total shareholders' equity	75,143
	$ 103,741

See accompanying notes to financial statements

STATEMENT OF OPERATIONS

	For The Year Ended December 31, 2013
Revenues:	
Commissions	$ 2,385,166
Other	146,722
Total revenues	2,531,888
Expenses:	
Commissions	2,351,255
Other general and administrative	188,049
Total expenses	2,539,304
Loss before benefit for income taxes	(7,416)
Benefit for income taxes	(1,011)
Net loss	$ (6,405)

See accompanying notes to financial statements

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For The Year Ended December 31, 2013

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at January 1, 2013	-	$ -	9	$ -	4	$ -	1	$ -	14,000	$ 16,750	$ 50,250	$ 13,798	$ 80,798
Preferred and common stock redeemed	-	-	(1)	-	-	-	-	-	(1,000)	(5,250)	-	-	(5,250)
Preferred and common stock issued	-	-	-	-	-	-	1	-	1,000	1,500	4,500	-	6,000
Net loss	-	-	-	-	-	-	-	-	-	-	-	(6,405)	(6,405)
Balance at December 31, 2013	-	$ -	8	$ -	4	$ -	2	$ -	14,000	$ 13,000	$ 54,750	$ 7,393	$ 75,143

See accompanying notes to financial statements

STATEMENT OF CASH FLOWS

	For The Year Ended December 31, 2013
Cash flows from operating activities:	
Net loss	$ (6,405)
Adjustments to reconcile net loss to net cash used in operating activities:	
Provision for bad debt	400
Deferred income taxes	(4,321)
Changes in operating assets and liabilities:	
Commissions receivable	319,200
Other receivables	(4,698)
Prepaid expenses and other	(6,951)
Accounts payable and accrued expenses	(13,982)
Income tax payable	4,118
Commissions payable	(316,008)
Net cash used in operating activities	(28,647)
Cash flows from financing activities:	
Redemption of Series B convertible preferred stock and common stock	(5,250)
Proceeds from the issuance of Series D convertible preferred stock and common stock	6,000
Net cash provided by financing activities	750
Net change in cash and cash equivalents	(27,897)
Cash and cash equivalents at beginning of year	99,985
Cash and cash equivalents at end of year	$ 72,088
Supplemental cash flow information -	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 4,079

See accompanying notes to financial statements

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Corporate Finance Securities, Inc. (the "Company" or "CFS") was incorporated in Delaware on October 2, 2006.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company does not hold customer funds or safekeep customer securities. The Company does not maintain its own securities accounts or perform custodial functions related to the securities transactions. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Registration

The Company must register with state departments that govern compliance with securities laws for the states in which it does business. The Company generates commission income in the States of California, Georgia, Illinois, Kentucky, Minnesota, Ohio, Oklahoma, Tennessee, Texas and Virginia. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in those states.

Concentrations of Credit Risk

Cash and cash equivalents

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Customers

For the year ended December 31, 2013, four customers accounted for 61% of the Company's commissions revenue.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Significant Relationships and Agreements

The Company provides the following services through a network of Service Providers ("SP") who are experienced Merger and Acquisition professionals who are registered with FINRA through CFS and hold a valid Series-24 FINRA license.

1. Mergers and acquisitions advisory services
2. Corporate finance advisory services
3. Private placement advisory services
4. Real estate syndication advisory services
5. Oil and gas interests advisory services

The Company executes agreements with these SPs and provides services based on a Services Agreement ("Agreement") which contains rights and obligations for the two counterparties.

The Company provides FINRA registration services, referral program transaction opportunities, access to research data bases, training and consulting services and other related services. In addition, the SP has the right to use names and marks which are the intellectual property of the Company. The SPs are obligated to the Company to maintain the FINRA credentials, subscribe to Company research assets and maintain the office and operating policies in accordance with Company requirements. The SPs indemnify the Company from any actions arising from their misconduct.

The Company acts as the principal in all transactions and records revenue associated with these transactions and distributes commissions to the SPs based on individual transaction agreements.

The SPs are shareholders of the Company. Accordingly, they are related parties acting as agents for financial reporting purposes and treated as independent contractors for income tax purposes (see Note 3).

Revenue Recognition

Commissions are recorded during the period in which services are performed. Other revenues are related to administrative fees from registered representatives which are recorded when earned according to a predetermined fee schedule and are intended to provide for certain Company administrative costs.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectibility of receivables and the realizability of the deferred tax asset. Actual results could differ from those estimates.

Income Taxes

The Company is a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements in accordance with the accounting guidance for income taxes. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more-likely-than not that such assets will not be realized through future operations.

The Company recognizes any uncertain income tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had $0 accrued for interest and penalties on the Company's statement of financial condition at December 31, 2013.

The Company is subject to taxation in the U.S. and the States of California, Illinois, Kentucky, Minnesota, Tennessee, Texas. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2009.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Dividend Policy

The Company records dividends on Series B, C and D preferred stock when declared by the Board of Directors. At December 31, 2013, preferred dividends earned but not declared were $3,107.

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the statement of financial condition date and through the date of issuance of these financial statements, which would require inclusion or disclosure in its financial statements.

NOTE 2 – INCOME TAXES

For the year ended December 31, 2013, the benefit for income taxes consists of the following:

Federal:	
Current	$ 421
Deferred	(3,689)
	(3,268)
California:	
Current	2,889
Deferred	(632)
	2,257
	$ (1,011)

The accompanying statement of financial condition reflects a long-term deferred tax asset of $5,641 related to the Company's basis difference in intangible assets and net operating loss carryforwards. Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34 percent as a result of graduated tax rates, and state income taxes.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Related Party Transactions

During the course of its business, the Company receives administrative fees from and pays commissions and general and administrative expenses to its shareholders and registered representatives.

NOTE 3 – COMMITMENTS AND CONTINGENCIES, continued

Balances with related parties at December 31, 2013:

Assets:	
Other receivables	$ 9,920
Liabilities:	
Included in accounts payable and accrued expenses	$ 16,047

Transactions with related parties for the year ended December 31, 2013 are as follows:

Revenues:	
Other revenues	$ 146,700
Expenses:	
Commission expense	$ 2,351,255
Other general and administrative (including $12,000 for office rent)	$ 113,246

Substantially all cash flows from commission revenues is used to pay commission expenses to SPs who are preferred and common shareholders (related parties). Accordingly, the accompanying financial statements may not be indicative of the financial position or results of operations had the Company operated without these relationships.

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its officers and directors to the maximum extent permitted under the laws of the State of Delaware. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. These indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

NOTE 4 – SHAREHOLDERS' EQUITY

Convertible Preferred Stock

Holders of the Company's shares of Series A convertible preferred stock have the following terms: a cumulative dividend of 8% (payable when and if declared), priority payment rights ahead of the Series B, C and D convertible preferred stock; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively. There are no outstanding shares of Series A convertible preferred stock as of December 31, 2013.

Holders of the Company's shares of Series B convertible preferred stock have the following terms: a cumulative dividend of 6% (payable when and if declared), effective April 1, 2010, priority payment rights behind the Series A but equal to the Series C and D; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively. During 2013, one of the holders of the Company's Series B convertible preferred stock redeemed 1 share of its Series B convertible preferred stock and 1,000 shares of common stock for $5,250.

Holders of the Company's shares of Series C convertible preferred stock have the following terms: a cumulative dividend of 7.5% (payable when and if declared), effective April 1, 2010, priority payment rights behind the Series A but equal to the Series B and D; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively.

During 2013, the Company issued 1 share of Series D convertible preferred stock at $4,500 per share, for total cash proceeds of $4,500. Holders of the Company's shares of Series D convertible preferred stock have the following terms: a cumulative dividend of 5% (payable when and if declared), priority payment rights equal to the Series B and C; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively.

NOTE 4 – SHAREHOLDERS' EQUITY, continued

Common Stock

During 2013, the Company issued 1,000 shares of common stock at $1.50 per share, for total cash proceeds of $1,500.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2013, under the most restrictive requirement, the Company had net capital of $41,356 which was $36,356 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.69 to 1.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2013

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total shareholders' equity from statement of financial condition	$ 74,021	$ 75,143	$ 1,122
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Cash and cash equivalents	2,134	2,134	-
Other receivables	1,702	9,920	8,218
Prepaid expenses and other	16,092	16,092	-
Deferred tax asset	1,320	5,641	4,321
Total deductions and/or charges	21,248	33,787	12,539
Net capital	52,773	41,356	(11,417)
Minimum net capital required	5,000	5,000	-
Excess net capital	$ 47,773	$ 36,356	$ (11,417)
Total aggregate indebtedness	$ 17,181	$ 28,598	$ 11,417
Ratio of aggregate indebtedness to net capital	0.33 to 1	0.69 to 1	

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Corporate Finance Securities, Inc.

In planning and performing our audit of the financial statements of Corporate Finance Securities, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
March 3, 2014

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Corporate Finance Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Corporate Finance Securities, Inc. (the "Company"), the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (general ledger transaction details by account), noting no adjustments;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (general ledger transaction details by account) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment, if applicable, applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
March 3, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067586 FINRA DEC
CORPORATE FINANCE SECURITIES INC 18*18
24461 RIDGE ROUTE DR STE A200
LAGUNA HILLS CA 92653-1686

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Peter Heydenrych 949-457-8990

2. A. General Assessment (item 2e from page 2)		$ 6,329.72
B. Less payment made with SIPC-6 filed (exclude interest) 7/23/13 Date Paid		(3,336.00)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2,993.72
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,993.72	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Corporate Finance Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer/ FinOp
(Title)

Dated the _____ day of ______________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,531,888
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,531,888
2e. General Assessment @ .0025	$ 6,329.72
	(to page 1, line 2.A.)